Thomas Wardell thomas.wardell@dentons.com D 404.527.4990	Dentons US LLP 303 Peachtree Street, NE • Suite 5300 Atlanta, GA 30308-3265 United States Salans FMC SNR Denton McKenna Long dentons.com

October 18, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	ADTRAN, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 4, 2017
SEC Comment Letter Dated September 12, 2017
File No. 000-24612

Ladies and Gentlemen:

On behalf of our client, ADTRAN, Inc. (“ADTRAN” or the “Company” or, in appropriate context, “we”), we are responding to the letter dated September 12, 2017 (the “Comment Letter”) from Larry Spirgel, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the comments of the Commission staff (the “Staff”) provided to us by ADTRAN. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for the Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, 2016 Compared to 2015

Sales, pages 31 and 32

Comment 1.	Please discuss in future filings how you expect the continuing trends, risks, and uncertainties associated with international sales will impact your future revenues, income from continuing operations, and financial condition. In your discussion, please address in greater detail how completion and resumption of network upgrade projects by your larger European and Latin American customers will impact your future financial results. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

The Company undertakes in future filings, beginning with the Form 10-Q for the quarter ended September 30, 2017, dependent on timing of the resolution of these matters, to expand its Management’s Discussion and Analysis (“MD&A”) as set forth below.

Our international revenues are largely focused on broadband infrastructure and are impacted by the decisions of our customers as to timing for installation of new technologies, expansion of their networks and/or network upgrades. Our international customers must make these decisions in the regulatory and political environment in which they operate – both nationally and in some instances, regionally – whether of a multi-country region or a more local region within a country. For example, the European Commission launched a Gigabit Society initiative, and before that, the Digital Agenda, which has provided a favorable market environment for the deployment of ultra-broadband and Gigabit network solutions. Although the overall environment and market demand for broadband service deployment in the European Union has improved, some new broadband technologies are still being reviewed for regulatory and standards completion which may affect the timing of those technologies. In Mexico, regulatory changes have created uncertainty for customers, which has resulted in slowdowns in network buying patterns. The competitive landscape in certain international markets is also impacted by the increased presence of Asian manufacturers that seek to compete aggressively on price. A strengthening U.S. dollar can also negatively impact our revenues in regions such as Latin America where our products are traditionally priced in U.S. dollars, while in regions where our products are sold in local currency, such as Europe, a stronger U.S. dollar can negatively impact operating income. Consequently, while we expect the global trend towards deployment of more robust broadband speeds and access to continue to create expanded market opportunities for us, the factors described above may result in pressure on revenues and operating income. However, we do not presently foresee a significant negative impact to our financial condition based on our strong liquidity and the generally positive environment described above.

We recognized a positive impact to our revenues in the first half of 2017 due to our being awarded a network expansion program by a large European tier-1 customer. We anticipate that as our European and Latin American customers resume their network upgrade projects, we will experience further enhancement to our revenues. We have recently announced receipt of a new nationwide award in the Pacific region, as well as additional awards based on new ADTRAN technologies in the EMEA region that we believe will also result in a positive impact to our revenues. Further, we expect that a resolution of the regulatory changes in Mexico will result in business with our major customer in that region returning to a more normal level.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations - Three and Six Months Ended June 30, 2017 Compared to the Three and Six Months Ended June 30, 2016

Sales and Cost of Sales, pages 26 and 27

Comment 2.	Please disclose in future filings how you expect the trend in increased sales from your Services and Support segment to impact your gross margins based on changes in price, volume, and product and service mix. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

The Company undertakes in future filings, beginning with the Form 10-Q for the quarter ended September 30, 2017, dependent on timing of the resolution of these matters, to expand its Management’s Discussion and Analysis (“MD&A”) as set forth below.

ADTRAN’s Services business has experienced significant growth since 2015 as competitive pressures to expand broadband access and speeds have strained carriers’ ability to respond to customer demand. ADTRAN’s Services & Support revenues are comprised of network planning and implementation, maintenance, support and cloud-based management services, with network planning and implementation being the largest and fastest growing component. Compared to our other services such as maintenance, support and cloud-based management services, our network planning and implementation services typically utilize a higher percentage of internal and subcontracted engineers, professionals and contractors to perform the work for customers. The additional costs incurred to perform these infrastructure and labor intensive services inherently result in lower average gross margins as compared to maintenance and support services.

As our network planning and implementation revenues have grown and are now the largest component of our Services & Support business, our Services & Support segment gross margins have decreased versus those reported when maintenance and support comprised the majority of the business. Further, because the growth in our network planning and implementation services has resulted in our Services & Support revenues comprising a larger percentage of our overall revenues, and because our Services & Support gross margins are below those of the Network Solutions segment, our overall corporate gross margins have declined as that business has continued to grow. Within the Services & Support segment, we do expect variability in gross margins from quarter-to-quarter based on the mix of the services recognized.

General

Comment 3.	The Export Requirements section of your website states that United States law prohibits the export or re-export of your equipment to Syria and Sudan unless otherwise authorized by the United States government. Your website also includes Syria in a drop down menu for having someone contact the user about your connectivity solutions for VoIP. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about these countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements, including customer Deutsche Telekom which has reported telecommunications contacts with Syria and Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response:

To the best of our knowledge, we are not conducting and do not anticipate conducting business with Syria or Sudan, or entities in Syria or Sudan, through subsidiaries, affiliates, customers or other direct or indirect arrangements. In addition, to the best of our knowledge, we did not conduct business with Syria or Sudan, or entities in Syria or Sudan, through subsidiaries, affiliates, customers or other direct or indirect arrangements in the past: for example, in the five-year look-back period utilized by U.S. export control authorities.

While the website has included Syria and other embargoed countries in a drop-down menu, the portal has been constructed in such a way that if the name of an embargoed country is entered, the account is immediately locked and the person on the website is unable to proceed further. This drop-down menu was a generic country list and we have now deleted Syria, Sudan and other embargoed countries from the drop-down menu. In addition, it is necessary for any customer or representative entering the website to agree to our end-user agreement which includes agreement to comply with export requirements. We have no agreements, commercial arrangements or other contacts with the governments of either Syria or Sudan, or, to the best of our knowledge, entities they control.

Deutsche Telekom is a customer of ours. To the best of our knowledge, the product we provide is for their network in Germany. That knowledge is based on the lab testing and field trials for the products that we supply. We have no indication that Deutsche Telekom is redirecting product to embargoed countries. Our contract with them includes the language like that referenced above: that they “shall adhere to all applicable export restrictions of the EU and USA.”

Comment 4.	Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

As indicated above, to the best of our knowledge, we have no contacts with either Syria or Sudan. Consequently, there are no revenues, assets or liabilities related to any business of ours in those countries for the last three fiscal years and the nine months ended September 30, 2017. We do know that our product is from time to time in use by parties who obtained our product through sources other than through our regular distribution channels, such as used equipment dealers. Consequently, some of our product, although not supplied by us, may in fact be located in either Syria or Sudan. Furthermore, we have no indication that we are supplying support, training or other typical post- sale services to any party in those countries, including any agency of government. As a result we do not believe there would be any impact on investor sentiment related to the substance of Comment 4. Were the topic to become a subject of discussion, we anticipate that our efforts to assure that our product is not directed into or otherwise available in those countries would be reassuring to those investors who are concerned about such matters.

Should you have any questions or need further information, please contact either the undersigned at the above-referenced telephone number or at thomas.wardell@dentons.com or Douglas Eingurt at 404-527-4056 or doug.eingurt@dentons.com.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

cc:	Thomas Stanton

Roger Shannon

Douglas Eingurt